December 12, 2012
Andrew D. Mew
Accounting Branch Chief
Securities and Exchage Commission
100 F Street, NE
Washington, DC 20549
United States of America

Re: Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”)
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 26, 2012
File No. 001-33422

Dear Mr. Mew:

On behalf of Edenor, we are writing to confirm receipt of your letter dated November 28, 2012, related to the above-referenced Form 20-F (the “Letter”).  We expect to provide you with a response to the Letter by Friday, December 21, 2012.

Sincerely,

/s/ Leandro Montero

Name: Leandro Montero

Title: Chief Financial Officer